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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*




                              Eclipsys Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    278856109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
Wilfam, L.P.                                       with a copy to:
100 Chestwynd Drive                                Hale and Dorr LLP
Rosemont, PA 19010                                 11951 Freedom Drive
Attention: M.Donald Wright                         Reston, VA 20190
(601) 527-7460                                     Attention:  Donald L. Toker
                                                   (703) 654-7028
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 30, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


*The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D



------------------------------------

CUSIP NO. 278856109
          ---------
------------------------------------

--------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WILFAM, L.P.
--------------------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)  [ ]
    2                                                                                                   (b)  [ ]

--------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS     OO (1)
--------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]

--------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION   STATE OF DELAWARE

--------------------------------------------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
           NUMBER
             OF                       2,109,093
           SHARES               ------------------------------------------------------------------------------------
        BENEFICIALLY            8     SHARED VOTING POWER
           OWNED
             BY                       2,109,093(2)
            EACH                ------------------------------------------------------------------------------------
         REPORTING              9     SOLE DISPOSITIVE POWER
           PERSON
            WITH                      2,109,093
                                ------------------------------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,109,093
--------------------------------------------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,109,093
--------------------------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.8%
--------------------------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON
           PN

--------------------------------------------------------------------------------------------------------------------

------------------------

          (2) See Item 3 below



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



ITEM 1.           SECURITY AND ISSUER

                  This statement relates to the Common Stock, par value $0.01 per share ("ECLIPSYS COMMON STOCK" or "ISSUER'S COMMON STOCK"), of Eclipsys Corporation, a Delaware corporation ("ECLIPSYS" or the "ISSUER"). The 2,109,093 shares of the Issuer's Common Stock that are the subject of this statement will be referred to as the "SHARES" throughout this statement. The principal executive offices of the Issuer are located at 777 East Atlantic Avenue, Suite 200, Delray Beach, Florida 33483.

ITEM 2.           IDENTITY AND BACKGROUND

                  This statement is filed on behalf of Wilfam, L.P., a Delaware limited partnership ("WILFAM"). Wilfam is a family limited partnership. The address of Wilfam's principal business and its principal office is 100 Chestwynd Drive, Rosemont, PA 19010.

                  Set forth on Schedule A to the Statement is the name, business address, present principal occupation or employment and citizenship for each general partner of Wilfam pursuant to Item 2(a), (b), (c) and
(d) and is incorporated herein by reference.

                  During the last five years, neither Wilfam nor, to the best of Wilfam's knowledge, any person named on Schedule A has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Harvey J. Wilson transferred the shares of Eclipsys Common Stock now owned by Wilfam to Wilfam in July of 1996.

                  As an inducement for Neoforma.com, Inc. ("Neoforma") to enter the Merger Agreement (as defined in Item 4), Wilfam entered into a Voting Agreement representing 2,109,093 of the outstanding shares of Eclipsys Common Stock (see Item 4). Neoforma did not pay additional consideration to Wilfam in connection with the execution and delivery of such Voting Agreements beyond the consideration described in the Merger Agreement. Upon consummation of the Merger (as defined in Item 4), the shares of Eclipsys Common Stock owned by Wilfam will be subject to the same exchange ratio as shares held by all other stockholders of Eclipsys Common Stock. Based upon the number of shares of Eclipsys Common Stock outstanding as of March 14, 2000 (as represented by Eclipsys in the Merger Agreement), the number of shares of Eclipsys Common Stock subject to Wilfam's Voting Agreement represents 5.8% of the outstanding shares of Eclipsys Common Stock.

ITEM 4.           PURPOSE OF TRANSACTION
                  (a)-(b) Pursuant to an Agreement and Plan of Merger dated as of March 30, 2000 (the "MERGER Agreement") by and between Neoforma, NeoIII Acquisition Corp., a Delaware corporation and a wholly owned first-tier subsidiary of Neoforma ("MERGER SUB") and Eclipsys, and subject to the conditions set forth therein (including approval by stockholders of Neoforma and Eclipsys), Merger Sub shall



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                  be merged with and into Eclipsys, the separate corporate
                  existence of Merger Sub shall cease, and Eclipsys shall continue as the surviving corporation (such events constituting the "MERGER"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all the property, rights, privileges, powers and franchises of Eclipsys and Merger Sub shall vest in Eclipsys with Eclipsys remaining as the surviving corporation (the "SURVIVING CORPORATION"). As a result of the Merger, each outstanding share of Eclipsys Common Stock, other than shares of Common Stock held by Eclipsys or owned by Merger Sub, Neoforma or any direct or indirect wholly owned subsidiary of Eclipsys or of Neoforma, will be converted into the right to receive 1.344 (the "EXCHANGE RATIO") of a share of common stock, par value $0.001 per share, of Neoforma ("NEOFORMA COMMON STOCK"), and each outstanding option to purchase Eclipsys Common Stock (each, an "ASSUMED OPTION") under Eclipsys's 1996 Stock Option Plan, 1998 Stock Incentive Plan and 1999 Stock Incentive Plan (collectively, the "ECLIPSYS STOCK OPTION PLANS") will be assumed by Neoforma. Each Assumed Option so assumed by Neoforma will continue to have, and be subject to, the same terms and conditions set forth in the Eclipsys Stock Option Plans pursuant to which such option was issued immediately prior to the Merger (including, without limitation, any repurchase rights or vesting provisions), except that (i) each Assumed Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Neoforma Common Stock equal to the product of the number of shares of Eclipsys Common Stock that were issuable upon exercise of such option immediately prior to the Merger multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Neoforma Common Stock and (ii) the per share exercise price for the shares of Neoforma Common Stock issuable upon exercise of such Assumed Option will be equal to the quotient determined by dividing the exercise price per share of Eclipsys Common Stock at which such option was exercisable immediately prior to the Merger by the Exchange Ratio, rounded up to the nearest whole cent.

                  As an inducement for Neoforma to enter into the Merger Agreement and in consideration thereof, certain stockholders of Eclipsys, includig Wilfam, (the "STOCKHOLDERS") entered into Voting Agreements, dated as of March 30, 2000, with Neoforma (collectively, the "VOTING AGREEMENTS") whereby the Stockholders agreed, severally and not jointly, to vote all of the shares of Eclipsys Common Stock beneficially owned by them in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the other actions contemplated by the Merger Agreement and any actions required in furtherance thereof and against approval of any proposal made in opposition to or in competition with the consummation of the Merger, including, without limitation, any Acquisition Proposal or Superior Offer (each as defined in the Merger Agreement) or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Eclipsys under the Merger Agreement. Concurrently with the execution of the Voting Agreements, each of the Stockholders delivered to Neoforma an irrevocable proxy (each a "PROXY," together the "PROXIES") granting Neoforma the power to vote all



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                  of the shares of Eclipsys Common Stock beneficially owned by them in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the other actions contemplated by the Merger Agreement and any actions required in furtherance thereof and against approval of any proposal made in opposition to or in competition with the consummation of the Merger, including, without limitation, any Acquisition Proposal or Superior Offer (each as defined in the Merger Agreement) or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Eclipsys under the Merger Agreement. The Stockholders retained the power to vote the Shares on all other matters. Neoforma did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements and Proxies.


         (c) Other than as a result of the Merger described in Item 4(a)-(b) above, Wilfam does not presently have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

         (d) Upon consummation of the merger, the directors of the Surviving Corporation shall be the current directors of the Merger Sub until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the current officers of Merger Sub, until their respective successors are duly appointed.

         (e) Other than as a result of the Merger described in Item 4(a)-(b) above, Wilfam does not presently have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

         (f) Wilfam does not presently have any plans or proposals that relate to or would result in any other material change in the Issuer's business or corporate structure.

         (g) Pursuant to the Voting Agreements entered into by Neoforma and certain of the stockholders of Eclipsys, the Stockholders agreed to vote all of the shares of Eclipsys Common Stock owned beneficially by them against approval of any proposal made in opposition to or in competition with the consummation of the Merger, including, without limitation, any Acquisition Proposal or Superior Offer (each as defined in the Merger Agreement) or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Eclipsys under the Merger Agreement.

         (h)-(i) Upon the closing of the Merger, Eclipsys Common Stock will be deregistered under the Act and delisted from the Nasdaq Stock Market.



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

          (j) Other than as set forth above, Wilfam does not presently have any plans or proposals that relate to or would result in an action similar to any of those enumerated above.

                  References to, and descriptions of, the Voting Agreements and the Proxies as set forth herein are qualified in their entirety by reference to the copy of the form of Voting Agreement, included as Exhibit A to this Schedule 13D, and incorporated herein in their entirety where such references and descriptions appear.



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) Wilfam is the beneficial owner of at least 2,109,093 shares of Eclipsys Common Stock. Such Eclipsys Common Stock constitutes approximately 5.8% of the issued and outstanding shares of Eclipsys Common Stock based on the number of shares of Eclipsys Common Stock outstanding as of March 14, 2000 (as represented by Eclipsys in the Merger Agreement). Neoforma may be deemed to have the sole power to vote the Shares with respect to those matters described above. However, Neoforma does not have the power to dispose of these shares and, other than the power to vote conferred by the Voting Agreements, is not entitled to any rights as a stockholder of Eclipsys as to these shares.

         (c) Except as set forth herein, Wilfam has not effected any transaction in the Issuer's Common Stock during the past 60 days, and, to the best of its knowledge, no person named in Schedule A has effected any transactions in the Issuer's Common Stock during the past 60 days.

         (d) No other person is known to Wilfam to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Eclipsys Common Stock.

         (e)      Not applicable.



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

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements, to the knowledge of Wilfam, none of the parties named in Item 2 to this Statement are a party to any contract, arrangement, understanding or relationship of the type specified by this Item 6 with respect to any Eclipsys securities.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following documents are filed as exhibits hereto:


                  Exhibit 1:     Form of Voting Agreement, dated as of
                                 March 30, 2000, between the Issuer and Wilfam




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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2000


                                      WILFAM, L.P.


                                      By:  /s/ M. Donald Wright
                                          --------------------------------

                                      Name:  M. Donald Wright

                                      Title:  President and Trustee

                                   SCHEDULE A

                   CORPORATE GENERAL PARTNER OF WILFAM, L.P.

Wilfam, Inc.                                               Delaware Corporation
100 Chestwynd Dr.
Rosemont, PA 19010

                Executive Officers and Directors of Wilfam, Inc.

NAME AND BUSINESS ADDRESS              PRESENT PRINCIPAL OCCUPATION         CITIZENSHIP
-------------------------             -------------------------------       -----------

Harvey J. Wilson                        Chairman of the Board of               U.S.A.
777 East Atlantic Ave.                  Directors and Chief
Suite 200                               Executive Officer of
Delray Beach, FL 33483                  Eclipsys Corporation
(president and director)

M. Donald Wright                        Financial and Estate                   U.S.A.
100 Chestwynd Dr.                       Planner, Wright
Rosemont, PA 19010                      Consultants
(treasurer and director)

Gregory L. Wilson                       Chief Financial Officer                U.S.A.
777 East Atlantic Ave.                  and Treasurer of
Suite 200                               Eclipsys Corporation
Delray Beach, FL 33483
(secretary and director)


                                  EXHIBIT INDEX



   Exhibit                 Document Description
   -------                 --------------------
   Exhibit 1:             Form of Voting Agreement entered into between
                          Neoforma and Wilfam




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